EXHIBIT 99.1
PINNACLE WEST CAPITAL CORPORATION
NON-GAAP FINANCIAL MEASURE RECONCILIATION — OPERATING INCOME
(GAAP MEASURE) TO GROSS MARGIN (NON-GAAP FINANCIAL MEASURE)
(in thousands)

	THREE MONTHS ENDED
	MARCH 31,		Increase (Decrease)
	2007	2006	Pretax	After Tax
Reconciliation of Regulated Electricity Segment
Gross Margin
Operating income (closest GAAP measure)	$67,989	$57,163	$10,826	$6,598
Plus:
Operations and maintenance	171,578	178,427	(6,849)	(4,174)
Real estate segment operations	61,443	71,330	(9,887)	(6,026)
Depreciation and amortization	89,621	87,621	2,000	1,219
Taxes other than income taxes	34,719	35,573	(854)	(521)
Other expenses	8,488	8,522	(34)	(21)
Marketing and trading fuel and purchased power	57,944	74,175	(16,231)	(9,893)
Less:
Real estate segment revenues	77,250	107,854	(30,604)	(18,653)
Other revenues	9,363	11,224	(1,861)	(1,134)
Marketing and trading revenues	72,471	85,002	(12,531)	(7,638)

Regulated Electricity Segment Gross Margin	$332,698	$308,731	$23,967	$14,607